Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,						For the six months ended June 30,
	2000	2001	2002	2003		2004	2004	2005
Income/(loss) from continuing operations	$(42,436)	$(16,388)	$(23,098)	$(67,102)		(10,557)	$(6,900)	$5,634
Provision (benefit) for income taxes	31,225	1,135	1,443	(99)		2,421	170	532
Total fixed charges	44,577	44,343	42,000	36,163		24,376	11,570	13,732

	$33,366	$29,090	$20,345	$(31,038)		$16,240	$4,840	$19,898

Fixed charges
Operating lease expense	$6,447	$5,583	$6,463	$5,353		6,100	$2,874	$2,910

Factored at one-third	$2,149	$1,861	$2,154	$1,784		2,033	$958	$970
Preferred stock dividends	1,823	2,093	5,876	4,395		—	—	—
Interest expense	40,605	40,389	33,970	29,984		22,343	10,612	12,762

Total fixed charges	$44,577	$44,343	$42,000	$36,163		$24,376	$11,570	$13,732

Ratio of earnings/(loss) to fixed charges	0.7x	0.7x	0.5x	(0.9	)x	0.7x	0.4x	1.4x

(Deficiency)/ surplus in fixed charge coverage ratio	$(11,211)	$(15,253)	$(21,655)	$(67,201)		(8,136)	$(6,730)	$6,166